

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 16, 2024

Brett Moyer
Chief Executive Officer
WISA TECHNOLOGIES, INC.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

> **Re: WISA TECHNOLOGIES, INC.**
> **Registration Statement on Form S-3**
> **Filed on April 11, 2024**
> **File No. 333-278622**

Dear Brett Moyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing